Exhibit 2

Rio de Janeiro, June 15, 2016.

Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários)

Superintendent of Corporate Relations/Manager of Company Monitoring 2

Re: Official Letter No. 181/2016-CVM/SEP/GEA-2

Dear Sirs,

In reference to Official Letter No. 181/2016-CVM/SEP/GEA-2, which copy is attached, whereby Oi S.A. (“Oi”) is requested to provide clarifications concerning the news published on the website Infomoney.com.br, Oi informs that it was not contacted by the investor referred to in the news and that it is unaware of any interest of that investor.

Oi reiterates its commitment to keeping its shareholders and the market informed with respect to the matters discussed herein and is at the disposal of the CVM for further clarifications.

Sincerely,

Oi S.A.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Official Letter No. 155/2016-CVM/SEP/GEA-2

Rio de Janeiro, June 14, 2016.

To:

FLAVIO NICOLAY GUIMARÃES

Investor Relations Officer

OI S.A.

Rua Humberto de Campos, 425 – 8th floor- Leblon

CEP 22430-190 – Rio de Janeiro – RJ

Tel: (21) 3131-2918/ Fax: (21) 3131-1383

E-mail: invest@oi.net.br

c/c: gre@bvmf.com.br

Subject: Request for Clarifications Concerning News.

Dear Sir,

1. We make reference to the news published on June 14, 2016 on the website Infomoney.com, in which the following statements are made:

“On the company’s radar as investors prepare for the worst following the unexpected resignation of the company’s CEO (Chief Executive Officer), Bayard Gontijo, last Friday, Egyptian billionaire Naguib Sawiris may already be eyeing the company for a possible acquisition, according to newspaper columnist for O Estado de S. Paulo, Sonia Racy. He is the owner of Global Telecom (former Orascom) who, in the past, made a bid for Telecom Italia, and analyzed in Brazil Opportunity’s share in Brasil Telecom.”

2. With respect to the above, we request your response as to the veracity of the published statements, and, if confirmed, an explanation for why these events were not disclosed in a Material Fact, pursuant to the terms of CVM Instruction No. 358/2002.

3. The Company’s response should include a copy of this Official Letter and shall be made through the IPE System, category: “Notice to the Market,” type: “Clarifications of CVM/BOVESPA Consultation, and “News Published in the Media” subject.

4. We highlight that, under the terms of Art. 3 of CVM Instruction No. 358/02, it is the obligation of the Investor Relations Officer to disclose and communicate to the CVM and, as the case may be, to the stock exchanges and the over-the-counter market entities in which the company’s securities are admitted for trading any act or material fact occurring or related to its business, as well as to ensure its wide and immediate dissemination, simultaneously in all the markets in which such securities are admitted for trading.

5. We also remind you of the obligation in the sole paragraph of Art. 4 of CVM Instruction No. 358/02 to inquire with the directors and controlling shareholders of the Company, to determine whether they have knowledge of information that should be disclosed to the market. material fact occurring or related to your business as well as to ensure its wide and immediate dissemination, simultaneously in all markets where such securities are admitted to trading.

6. Please note that as ordered by the Superintendent of Corporate Relations, in exercise of its statutory duties and, based on subparagraph II of Article 9 of Law 6,385/76, and CVM Instruction No. 452/07, punitive fines in the amount of R$1,000.00 (one thousand reais) may be applicable, notwithstanding other administrative sanctions for non-compliance with the requirements in this notice within the period of 1 (one) business day from the date of knowledge of the content of this letter, also sent by e-mail.

Sincerely,